EXHIBIT 2

                         AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of October 26, 1995, is by and among Liberty National Bank, a national banking association organized under the laws of the United States of America (the "Bank"), Dartmouth Capital Group, L.P., a Delaware limited partnership (the "Partnership"), and, with respect solely to Sections 5.10 and 8.4.2, SDN Bancorp, Inc, a Delaware corporation ("SDN").

      WHEREAS, the Partnership, acting indirectly through Merger Bank (as hereinafter defined), desires to acquire all of the capital stock of the Bank by means of a statutory consolidation of the Bank and Merger Bank on the terms and for the consideration provided herein;

      WHEREAS, the Partnership intends to cause Merger Bank to ratify and join in this Agreement between the date hereof and the Closing;

      WHEREAS, the Partnership has conditioned its and Merger Bank's acquisition of the Bank on the Bank taking certain actions, and refraining from certain other actions, prior to the closing of the Merger, each as provided herein;

      WHEREAS, as an inducement to the Bank's entering into this Agreement, and in consideration of benefits to be realized by SDN upon the Partnership's and Merger Bank's consummation of the Merger, SDN has agreed to guaranty certain obligations of the Partnership contained herein, and

      WHEREAS, the Board of Directors of the Bank deems it desirable and in the best interests of the Bank's shareholders for the Bank to be acquired by the Partnership for the consideration and on the other terms provided herein, including by taking the actions required hereunder and by refraining from the other actions prohibited hereunder;

      NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and other agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:


                                   ARTICLE I
                     Definitions and Rules of Construction

      1.1 Definitions. Capitalized terms contained in this Agreement and not defined in the preamble or the recitals above shall have the meanings set forth in this Section 1.1:

      "Adjusted Shareholders' Equity" means the Bank's shareholders' equity account as of the Closing Statement Date as reflected on the Closing Statement, adjusted to reflect the items specified in the definition of "Closing Statement".

      "Agreement" means this Agreement and Plan of Merger, including all Disclosure Schedules and Exhibits hereto, as the same may be hereafter amended.

      "Bank Benefit Plan" means any employee benefit plan (including any "employee benefit plan" as defined in Section 3(3) of ERISA) maintained or contributed to by the Bank.

      "Bank Regulators" means Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits.

      "Board of Directors" means, except where another entity is expressly referenced, the Board of Directors of the Bank, as elected and qualified from time to time.

      "Borrower Group Obligations" means all loans from the Bank and other obligations to the Bank of the applicable borrower, of all guarantors of such borrower, and of all affiliates and associates of such borrower and guarantors.

      "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday that banks in Los Angeles, California are not required or permitted by Law to be closed.

      "Classified Asset" means (a) any loan or lease asset that is classified on the books and records of the Bank as "Substandard", "Doubtful" or "Loss", and
(b) any property classified on the books and records of the Bank as OREO.

      "Closing" means the closing of the Merger, to be held on the Closing Date at a location fixed pursuant to Section 9.1.

      "Closing Date" shall mean the date as of which the Closing of the Merger occurs, as the same may be fixed pursuant to Section 9.1.

      "Closing Statement" means a balance sheet for the Bank as of the Closing Statement Date, to be prepared by Arthur Anderson LLP (or such other firm as the Bank and the Partnership may jointly select), which balance sheet (a) (i) shall be audited if the Closing Statement Date is December 31, 1995, the expense of which audit shall be borne by the Bank, and (ii) shall be reviewed if the Closing Statement Date is any other date, unless the Partnership elects to require an audit in which event the expense of such audit shall be borne by the Partnership, and (b) shall be in accordance with GAAP, except that the following adjustments shall be made: (i) all of the Bank's Expenses theretofore incurred and an estimate of the Bank's Expenses to be incurred thereafter through the Closing shall be treated as expenses incurred as of or prior to the Closing Statement Date and shall not be capitalized; (ii) bonuses that will become due to Philip Inglee and Curt Christianssen (in the respective amounts of approximately $88,000 and $25,000) shall be accrued as liabilities as of the Closing Statement Date; (iii) any proceeds received by the Bank from any exercise of Options on or after August 18, 1995 shall be excluded from (or if previously recognized, shall be debited from) shareholder's equity; (iv) 50% of the deferred tax asset relating to California net operating loss carryforwards shall be deducted from shareholders' equity; (v) any expenses in excess of $10,000 in the aggregate that the Bank has not accrued for in accordance with GAAP shall be accrued as liabilities as of the Closing Statement Date; (vi) excepting only expenditures associated with the leasehold improvements described in Part A of Exhibit 1.1, any expenditures made in connection with repairs and renovations to the Bank's headquarters premises as contemplated by that certain Settlement Agreement dated as of August 29, 1995 that have been capitalized shall be deducted from shareholders equity; (vii) net unrealized gains and losses on securities held as available for sale shall be deemed to be a gain of $35,000; (viii) there shall be excluded from shareholders' equity any of the following that is realized after the Most Recent Balance Sheet Date: (w) any gain or loss from the sale of any security; (x) any gain from the sale of any loan that was on the Bank's books as of Most Recent Balance Sheet Date, excepting only (A) the loan described in Part B of Exhibit 1.1 and (B) SBA Loans under which both the first disbursement was made on or after January 1, 1995 and the final disbursement was made after August 31, 1995; (y) any gain from the sale of any asset outside the ordinary course of business; or (z) any gain or increase in equity attributable to any non-recurring or extraordinary item other than (A) the receipt of refunded Bank Insurance Fund premiums from the Federal Deposit Insurance Corporation, (B) proceeds of OREO sales, and (C) recoveries on charged-off assets; and (ix) the Bank's accrued tax liability and/or deferred tax asset shall be adjusted to reflect the effect, if any, of each of the foregoing clauses (i) through (viii); provided, however, that any adjustment to the tax asset relating to California net operating loss carryforwards shall be effected prior to the application of clause (iv).

      "Closing Statement Date" means the last day of the last full calendar month next preceding the Closing Date.

      "Common Stock" means the common stock of the Bank, par value $3.33 per share.

      "Credit Score" means the score given by the Bank to the applicable loan as of the applicable time in accordance with the Bank's credit rating system in effect as of the Most Recent Balance Sheet Date.

      "Criticized Asset" means any Classified Asset and any other loan or lease asset of the Bank classified on the books and records of the Bank as "Other Loans Especially Mentioned", "Special Mention", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or by words of similar import.

      "Disclosure Schedules" means the several Schedules referenced in Article III and Article IV.

      "Dissenting Shares" means all shares of Common Stock whose holders have perfected dissenters' rights under 12 U.S.C. Section 215(b) and demanded appraisal of such shares in the manner provided under such statute.

      "Effective Time" means the time as of which the Merger is deemed to have become effective, as agreed upon by the Parties.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Exchange Agent" means a banking institution or corporate trust company reasonably satisfactory to the Bank that Merger Bank shall appoint to act as exchange agent hereunder.

      "Excluded Shares" means shares of Common Stock owned as of the Effective Time by the Bank, the Partnership or Merger Bank, in each case other than shares owned in a fiduciary capacity or as a result of debts previously contracted.

      "Expenses" means all legal, accounting, consulting and other fees and expenses incurred by the applicable Party in connection with the Merger, including expenses incurred in connection with the preparation of this Agreement and all negotiations, due diligence and other activities conducted prior hereto, and including all broker's, finder's and similar fees and expenses.

      "Fixed Payment Amount" shall have the meaning given that term in Section 2.4.1.

      "Formula Payment Amount" shall have the meaning given that term in Section 2.4.1.

      "GAAP" means Generally Accepted Accounting Principles as in effect in the United States, consistently applied.

      "Governmental Entity" means any administrative agency, commission, court or other governmental authority or instrumentality, domestic or foreign, including any government-sponsored corporation having regulatory authority under law.

      "Hazardous Material" means any pollutant, contaminant, waste or hazardous or toxic substance regulated by Law as such, and petroleum or petroleum products.

      "IRS" means the United States Internal Revenue Service.

      "Law" means any statute, law, ordinance, rule or regulation of any Governmental Entity that is applicable to the referenced Person.

      "Letter of Intent" means that certain letter dated as of August 18, 1995 from the Partnership and addressed to the Bank, accepted and agreed to by the Bank as of the same date, describing certain anticipated terms of the Merger.

      "Material Adverse Effect" means, with respect to any Person, a material adverse effect on the business, properties, assets, liabilities, prospects, results of operations or financial condition of such Person (including such an effect caused indirectly through any of its Subsidiaries), or on the ability of such Person to consummate the Merger on the terms hereof; provided, however, that a Material Adverse Effect does not include a change with respect to, or effect on, such Person resulting from a change in Law, GAAP, RAP, or a change with respect to, or effect on, such Person resulting from any other matter affecting financial institutions or their holding companies generally.

      "Merger" means the consolidation of the Bank with Merger Bank as more particularly described in Section 2.1.

      "Merger Bank" means a depositary institution that is a direct or indirect subsidiary of SDN and that is controlled (directly or indirectly) by, the Partnership, which institution the Partnership and SDN will cause to ratify and join in this Agreement.

      "Merger Consideration" means the dollar amount determined in accordance with Section 2.4.

      "Month-End Closing Adjustment" means a dollar amount, to be included in the calculation of the Formula Payment Amount only if the Closing Date falls on the sixteenth or any later day of a calendar month, equal to (a) the sum of the aggregate Merger Consideration otherwise payable pursuant to Section 2.4 plus the Option Cancellation Payments payable pursuant to Section 2.6, multiplied by
(b) the Treasury Yield, multiplied by (c) the number of days from and including such sixteenth day to and including the date of the Closing Date, divided by (d) three hundred sixty-five (365).

      "Most Recent Financial Statements" means the Bank's unaudited balance sheet at the Most Recent Balance Sheet Date, and the related statements of income and shareholders' equity for the eight month period ended at the Most Recent Balance Sheet Date.

      "Most Recent Balance Sheet Date" means September 30, 1995.

      "OCC" means the Office of the Comptroller of the Currency.

      "Option" means an option to purchase shares of Common Stock that has been granted under either of the Stock Option Plans, without regard to whether such option has yet vested or otherwise become exercisable as of the applicable date but excluding options that have expired or been exercised as of the applicable date.

      "Optionholder" means each Person who is the holder of an Option as of immediately prior to the Effective Time.

      "Option Cancellation Payment" shall have the meaning given that term in
Section 2.6.

      "Ordinary Course Operating Covenant" means the covenants of the Bank contained in any of the following Sections or subsections: Section 5.5, Section 5.6, subsection 5.7(a), subsection 5.7(b), Section 5.9.4, Section 5.9.7, Section 5.9.9, subsection 5.9.10(b), subsection 5.9.10(d), Section 5.9.11, Section
5.9.12 or Section 5.9.13.

      "OREO" means real property (i) acquired by the Bank, in the ordinary course of the Bank's banking business, through purchase at a foreclosure sale conducted on a lien in favor of the Bank (or a comparable sale by a trustee under a deed of trust) or by acceptance of a deed in lieu of foreclosure or (ii) any asset of the Bank classified as "in-substance foreclosure" on the books and records of the Bank.

      "Parties" means, collectively, the Bank, the Partnership, SDN and, following its acceptance and ratification of this Agreement, Merger Bank.

      "Person" means any natural person, corporation, limited liability company, general or limited partnership, limited liability partnership, joint venture, joint stock company, trust, unincorporated organization, association, sole proprietorship, governmental body, or agency or political subdivision of any government.

      "Proxy Statement" means the proxy statement by which the Bank will solicit proxys from the Shareholders for the approval of the Merger, including any amendment or supplement thereto.

      "Qualifying Strategic Transaction Proposal" shall have the meaning given that term in Section 5.1.2.

      "RAP" means Regulatory Accounting Principles, as interpreted by the OCC.

      "Recommendation of Approval" means an unqualified recommendation by the Board of Directors to the Shareholders that such Shareholders adopt this Merger Agreement and approve the Merger.

      "Regulatory Agreement" means any regulatory agreement, memorandum of understanding or similar agreement with, any cease and desist or similar order or directive entered or issued by, commitment letter or similar undertaking to, any extraordinary supervisory letter from, or any board of directors resolutions adopted at the request of, any Bank Regulator.

      "Representatives" means each of the applicable Person's directors, officers, employees, agents, representatives and advisors.

      "Resultant Bank" means the national banking association resulting from the consolidation of the Bank and Merger Bank in accordance with Section 2.1, which Resultant Bank shall have the same charter number as the Bank.

      "SBA Loans" means loans guaranteed by the U.S. Small Business Administration.

      "SEC" means the Securities and Exchange Commission.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Securities Filings" mean all reports, schedules, registration statements and definitive proxy statements filed pursuant to the Exchange Act by the Bank with the OCC or the SEC since January 1, 1992, as such documents have been amended since the time of their filing.

      "Stock Option Plans" means, collectively, the Liberty National Bank 1992 Stock Option Plan and the Amended and Restated Liberty National Bank Combined 1985 Incentive Stock Option Plan and Non-Qualified Stock Option Plan.

      "Strategic Transaction" means any acquisition or purchase of all or a significant (i.e., more than 5%) portion of the assets of, or a significant equity interest in, the Bank or any merger or other business combination involving the Bank or any recapitalization involving the Bank resulting in an extraordinary dividend or distribution to the Bank's shareholders or a self-tender for or the redemption of some or all of the Common Stock.

      "Strategic Transaction Proposal" means any proposal regarding a Strategic Transaction.

      "Tax" means, except where the context otherwise requires, all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

      "Treasury Yield" means the yield of a One Year U.S. Treasury Note of constant maturity as of the third Business Day next preceding the Closing Date.

      "Violation" means a conflict with, violation of, default under, creation of a right of termination under, cancellation of, acceleration of any obligation under, loss of a material benefit under, or creation of any lien, pledge, security interest, charge or other encumbrance on assets under, the referenced Law, organic document, agreement or other instrument, in each case with or without notice or lapse of time, or both.

      1.2 Rules of Construction. The following rules of construction shall apply to the interpretation of this Agreement:

           1.2.1 Any reference to any event, change or effect being "material" with respect to any Person means an event, change or effect which is material in relation to the condition (financial or otherwise), properties, assets, liabilities, businesses or operations of such entity and its Subsidiaries taken as a whole.

           1.2.2 Whenever used in this Agreement, the word "including" shall be non-exclusive and shall mean "including without limitation."

           1.2.3 All references to Sections and Articles shall, unless another agreement is expressly referenced, mean the applicable sections or articles of this Agreement. All references to Schedules shall mean the applicable Disclosure Schedule.

           1.2.4 The section titles and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

           1.2.5 the terms "herein", "hereunder", and terms of similar import refer to this Agreement as a whole and not to the specific Section or Article in which they are used.


                                  ARTICLE II
                                  The Merger

     2.1 The Consolidation and Resultant Bank. The Bank and Merger Bank shall be the constituent corporations to the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Merger shall be effected by means of a consolidation (hereinafter sometimes referred to as the "Merger") of the Bank and Merger Bank in accordance with 12 U.S.C. 215, and in accordance with subsection (e) thereof, the corporate existence of each of the Bank and Merger Bank shall be merged into and continued in the Resultant Bank and the Resultant Bank shall be deemed to be the same corporation as each constituent bank in the consolidation. The name of the Resultant Bank shall be "Liberty National Bank" or such other name as the Partnership shall specify prior to the Closing.

     2.2 Corporate Documents, Directors and Officers. The charter number of the Resultant Bank shall be the charter number of the Bank, and from and after the Effective Time and thereafter until amended as provided by law, the Articles of Association of the Resultant Bank shall be the Articles of Association of the Bank as in effect immediately prior to the Effective Time. From and after the Effective Time and thereafter until amended as provided by law, the By-laws of the Resultant Bank shall be the By-laws of Merger Bank as in effect immediately prior to the Effective Time. The directors of the Resultant Bank initially shall be comprised of Robert P. Keller, a person to be designated by the Partnership prior to the Closing, and all of the directors of the Bank immediately prior to the Effective Time, and each such director shall serve until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal in accordance with the terms of the Resultant Bank's Articles of Association and By-laws. The officers of the Resultant Bank initially shall be comprised of Robert P. Keller, who shall serve as Chairman and Chief Executive Officer, and such other persons as the Partnership shall designate prior to the Closing after consultation with the directors and executive officers of the Bank, and each such officer of the Resultant Bank shall serve until his or her respective successors has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the terms of the Resultant Bank's Articles of Association and By-laws.

     2.3    Treatment of Common Stock.

           2.3.1 Conversion of Common Stock. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time, excluding Dissenting Shares and Excluded Shares, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, in cash, the Merger Consideration. All shares of Common Stock converted into the right to receive the Merger Consideration pursuant to the preceding sentence shall, as of the Effective Time, no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration into which the shares of Common Stock represented by such certificate have been converted. As of the Effective Time, all Excluded Shares shall cease to exist and the certificates for such shares shall, as promptly as practicable thereafter, be cancelled and no payments shall be made in consideration therefor.

           2.3.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration provided for in
Section 2.3.1 hereof, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of 12 U.S.C. Section 215(b). The Bank shall (a) give the Partnership prompt written notice of the receipt of any notice from a shareholder of such shareholder's intent to demand payment for his, her or its shares, (b) not settle or offer to settle any such demands without the prior written consent of the Partnership, and (c) not, without the prior written consent of the Partnership, waive any failure to vote against the Merger or timely deliver a written objection to the Merger and a demand for appraisal of such shares, all in accordance with 12 U.S.C. Section 215(b).

     2.4    Merger Consideration.

           2.4.1 Calculation of Merger Consideration. The consideration (the "Merger Consideration") into which each share of Common Stock shall be converted in the Merger shall equal the greater of the Formula Payment Amount or the Fixed Payment Amount. As used herein, the Formula Payment Amount shall mean the quotient of:

                  (a) the sum of (i) the product of 1.30 multiplied by the
            Adjusted Shareholders' Equity as reflected on the Closing Statement, plus (ii) the aggregate exercise price of all Options cancelled by the Bank pursuant to Section 2.6, plus
            (iii) the amount of any proceeds of Options exercised on or after August 18, 1995, plus (iv) the Month-End Closing Adjustment, if applicable, divided by

                  (b) the sum of the total number of shares of Common
            Stock outstanding as of the Effective Time plus the total number of shares of Common Stock subject to Options cancelled by the Bank pursuant to Section 2.6.

As used herein, the Fixed Payment Amount shall equal $14.80, unless

                  (a) the Closing Date shall fall on or after April 1, 1996, and


                  (b) all approvals of Governmental Entities required in
            connection with the execution and delivery of this Agreement by the Partnership or Merger Bank or the consummation of the Merger by the Partnership or Merger Bank have been received on or before March 22, 1996; provided, however, that this clause
            (b) shall not apply in the event that the Partnership has failed to perform its obligations under Section 5.11,

in which event the Fixed Payment Amount shall equal the sum of $14.80 plus the product of $14.80 multiplied by (i) the Treasury Yield, multiplied by (ii) the number of days from and including April 1, 1996 to and including the date of the Closing Date, divided by (iii) three hundred sixty-five (365).

           2.4.2 Payment to Exchange Agent. Subject to the terms and conditions hereof, immediately prior to the Closing, the Partnership shall deliver or cause to be delivered to the Exchange Agent such amount of cash as is sufficient to pay the aggregate consideration which holders of Common Stock are entitled to receive pursuant to Section 2.3.1.

     2.5    Exchange of Certificates; Cancellation of Options.

           2.5.1 Common Stock Exchange Procedures. After the Effective Time, each holder of a certificate or certificates theretofore representing shares of issued and outstanding Common Stock (other than the Dissenting Shares and Excluded Shares) shall, upon the surrender of such certificates to the Exchange Agent, be entitled to receive in exchange therefor the amount of cash into which Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in Section 2.3.1, without interest and subject to any required withholding of taxes. The holder of a certificate that prior to the Merger represented issued and outstanding shares of Common Stock shall have no rights, after the Effective Time, with respect to such shares except to surrender the certificate in exchange for cash without interest thereon or, if applicable, to perfect the rights of appraisal as a holder of Dissenting Shares that such holder may have pursuant to the applicable provisions of 12 U.S.C. Section 215(b). As soon as practicable after the Effective Time, the Resultant Bank will send, or will cause the Exchange Agent to send, to each holder of Common Stock at the Effective Time a letter of transmittal for use in such exchange.

           2.5.2 Certain Taxes. If any payment for shares of Common Stock is to be made in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent, in advance, any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

           2.5.3 Lost, Stolen or Destroyed Certificates. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Resultant Bank, the posting by such person of a bond in such amount as the Resultant Bank may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the cash deliverable in respect thereof pursuant to Section 2.5.1.

           2.5.4 Unclaimed Monies. Any portion of the cash paid to the Exchange Agent by or on behalf of the Partnership (together with any investment income earned thereon) that remains unclaimed by the shareholders of the Bank pursuant to the provisions of Section 2.5.1 six months after the Closing Date shall be returned to the Resultant Bank, upon demand, and any shareholder of the Bank who has not exchanged his, her or its shares of Common Stock for the Merger Consideration in accordance with Section 2.5.1 prior to that time shall thereafter look solely to the Resultant Bank for payment in respect of such shares or such Option, as applicable. Notwithstanding the foregoing, neither the Partnership nor the Resultant Bank shall be liable to any shareholder of the Bank for any amount paid to a public official pursuant to applicable abandoned property laws.

     2.6 Treatment of Options. Immediately prior to the Effective Time, each holder of a then-outstanding Option shall be entitled (whether or not such Option is then vested or exercisable) to receive, in cancellation of such option, a cash payment (an "Option Cancellation Payment") from the Bank in an amount equal to the excess of the Merger Consideration over the per-share exercise price of such Option, multiplied by the number of shares of Common Stock covered by such Option, subject to any required withholding of taxes. Nothing in this Section 2.6 shall be construed as preventing a holder from exercising his or her Option prior to the Effective Time. Such Option Cancellation Payments shall be paid by the Bank immediately prior to the Effective Time. The Bank shall take appropriate steps to obtain from each of the several Optionholders a cancellation agreement, in form and substance acceptable to the Partnership, cancelling each outstanding Option in consideration of the applicable Option Cancellation Payment.

     2.7 Closing of Transfer Books. At the Effective Time, the transfer books for Common Stock shall be closed, and no transfer of shares of Common Stock shall thereafter be made on such books. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

     2.8 Conversion of Merger Bank Common Stock. At the Effective Time, the authorized capital stock of the Resultant Bank shall consist of the authorized capital stock of Merger Bank. The shares of common stock of Merger Bank issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into a like number of shares of common stock of the Resultant Bank, which shall thereafter constitute all of the issued and outstanding shares of common stock of the Resultant Bank.


                                  ARTICLE III
                  Representations and Warranties of the Bank

      Except where a different date is expressly specified, the Bank makes the representations and warranties set forth below as of the date of this Agreement:

     3.1 Organization, Standing and Power. The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation through the Bank Insurance Fund, and all premiums and assessments required in connection therewith have been paid by the Bank as the same have become due. The Bank has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary.
Copies of the Articles of Association and By-Laws of the Bank, including all amendments thereto as of the date of this Agreement, have been delivered to the Partnership and are complete and correct. The minute books of the Bank accurately reflect in all material respects all corporate actions held or taken by the Bank's shareholders and Board of Directors, including all committees of such Board of Directors.

     3.2    Capital Structure.

           3.2.1 Capital Stock of the Bank. The authorized capital stock of the Bank consists of 1,750,000 shares of Common Stock, $3.33 1/3 par value.
As of the date hereof, 978,160 shares of Common Stock are issued and outstanding, and no shares of Common Stock are held in treasury by the Bank.
As of the date hereof, 121,743 shares of Common Stock are reserved for issuance upon the exercise of outstanding stock options previously issued pursuant to the Stock Option Plans, and except as enumerated above, no shares of common stock are reserved for future issuance. All outstanding shares of Common Stock have been validly issued and are fully paid and nonassessable (except as provided in 12 U.S.C. Section 55) and are not subject to preemptive rights. All of the issued and outstanding shares of Common Stock have been offered, issued and sold by the Bank in compliance with applicable federal and state securities laws and regulations and in compliance with any preemptive right held by any Person. There are no dividends which have accrued or been declared but are unpaid on the Common Stock. The Bank has no contractual obligation to register any shares of Common Stock under the Securities Act. The Bank has delivered to the Partnership a true and correct list of all holders of Common Stock as of September 30, 1995.

           3.2.2 Other Securities. Excepting Options granted under the Stock Option Plans enabling the holders thereof to purchase an aggregate of 121,743 shares of Common Stock, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Bank is a party or by which the Bank is bound obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Bank or obligating the Bank to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The aggregate exercise price of all Options outstanding as of the date hereof is $1,154,655.05. Schedule 3.2.2 hereto sets forth, with regard to each Option outstanding as of the date hereof, the name of the holder, the number of shares of Common Stock the holder is entitled to purchase, the exercise price, the date of grant and the term of the Option. There are no outstanding contractual obligations of the Bank to repurchase, redeem or otherwise acquire any shares of capital stock of the Bank. There are no bonds, debentures, notes or other instruments evidencing indebtedness of the Bank issued or outstanding that entitle the holders thereof to vote on any matters on which shareholders may vote.

     3.3 Interests in Other Entities. The Bank does not hold more than 1% of the outstanding equity securities of any corporation or other entity, and is not a member of any partnership, joint venture or similar entity or collectivity, or a party to any partnership agreement or joint venture agreement, however named. The Bank does not hold any "Acquisition, Development and Construction" ("ADC") loans, as that term is used under GAAP.

     3.4 Authority and Related Matters. Subject only to the approvals of the holders of the Common Stock as specified in the immediately following sentence, the Bank (a) has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger), and (b) has duly authorized the execution and delivery of this Agreement and the consummation of such transactions (including the Merger) by all necessary corporate action on the part of the Bank (including the unanimous approval by its Board of Directors). The only vote of the holders of any class or series of the Bank's securities necessary to approve this Agreement or the consummation of the Merger is the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock entitled to vote thereon approving the Merger, and the Board of Directors has directed the officers of the Bank to submit the Merger and this Agreement to the Bank's shareholders for approval at
a meeting of such shareholders.   No other corporate proceedings on the part of
the Bank not heretofore taken are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly executed and delivered by the Bank and (assuming due authorization, execution and delivery by the Partnership) constitutes the valid and binding obligation of the Bank, enforceable in accordance with its terms subject only to laws regarding bankruptcy, insolvency, reorganization moratorium or otherwise affecting creditors' rights generally, and to the application of general principles of equity (whether considered in a proceeding in law or at equity).

     3.5 Agreements with Certain Persons Regarding Merger. Each of the Persons who was a director of the Bank as of August 18, 1995 has executed and delivered to the Bank, and the Bank has executed and delivered to the Partnership, a valid and binding agreement in the form of Exhibit 3.5 (a "Voting Agreement"), whereby such Person has irrevocably agreed to vote all shares of Common Stock directly or beneficially owned by such Person (including shares held as community property) or over which such Person has voting control, in favor of the Merger.

     3.6 Conflicts. The execution and delivery of this Agreement does not, and the consummation of the Merger will not, result in any Violation of any provision of the Articles of Association or By-laws of the Bank. Subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings included among the Bank's Governmental Approvals, the execution and delivery of this Agreement does not, and the consummation of the Merger will not, result in any Violation of any Law, any loan or credit agreement, note, mortgage, indenture, lease, employee benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license, or any judgment, order or decree, applicable to the Bank or its properties or assets which Violation would have a Material Adverse Effect on the Bank.

     3.7 Consents. Except as disclosed on Schedule 3.7 (collectively, the "Bank's Governmental Approvals"), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the Bank's execution and delivery of this Agreement or its consummation of the Merger, as to which the failure to obtain the same would have a Material Adverse Effect on the Bank or materially interfere with the Bank's ability to consummate the Merger.

     3.8    Securities Filings and Financial Statements.

           3.8.1 The Bank has provided to the Partnership a true and complete copy of each Securities Filing (excluding filings on Forms 10-QSB or 8-KSB prior to January 1, 1994) filed by the Bank with the OCC since December 31, 1991, which (together with such excluded Forms 10-QSB and 8-KSB) are all the documents other than preliminary material that the Bank was required to file pursuant to the Exchange Act since such date. As of their respective dates, the Securities Filings complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the OCC thereunder applicable to such Securities Filings, and none of the Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           3.8.2 The financial statements included in the Securities Filings comply as to form in all material respects with applicable accounting requirements and with the rules and regulations of the OCC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-QSB) and fairly present the financial position of the Bank (consolidated with any subsidiaries then in existence) as of the dates thereof and the results of its (their) operations and cash flows for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the Securities Filings have been so filed.

           3.8.3 The Bank has delivered to the Partnership a copy of the Most Recent Financial Statements. The Most Recent Financial Statements are, and the Closing Statement, when delivered, will be, complete and correct in all material respects and have been prepared from the books and records of the Bank. The Most Recent Financial Statements present fairly, and the Closing Statement when delivered will present fairly, the financial condition of the Bank and its results of operations as at and for the respective periods then ended. The Most Recent Financial Statements have been prepared in accordance with GAAP, excepting only by the absence of footnotes and other presentation items and subject to normal year-end adjustments. The Closing Statement, when delivered, will have been prepared in accordance with GAAP (including normal year-end adjustments whether or not the Closing Statement Date is December 31, 1995), excepting only (a) if the same has not been audited, by the absence of footnotes and other presentation items, and (b) by the non-GAAP treatment of certain items as specified in the definition of "Closing Statement". The books and records of the Bank have been, and are being, maintained in all material respects in accordance with GAAP and reflect only actual transactions.

     3.9 Regulatory Filings and Agreements. Except as disclosed on Schedule 3.9, the Bank has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 1992 with any Bank Regulator, and all other material reports and statements required to be filed by it since December 31, 1992, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States (including those of the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation and the OCC), and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Bank Regulator in the regular course of the business of the Bank, and except as disclosed on Schedule 3.9, no Bank Regulator has initiated any proceeding or investigation or, to the best knowledge of the Bank, has threatened to initiate any proceeding or investigation, into the business or operations of the Bank since December 31, 1992. Except as disclosed on Schedule 3.9, the Bank is not a party to or subject to any Regulatory Agreement with or from any Bank Regulator that restricts the conduct of the Bank's business or in any manner relates to its capital adequacy, credit policies, loan origination practices or management nor, to the knowledge of the Bank, is any Bank Regulator contemplating issuing or requesting (or considering the appropriateness of issuing or requesting) any such Regulatory Agreement. Except as disclosed on
Schedule 3.9, there is no material unresolved violation, criticism, or exception by any Bank Regulator with respect to any report or statement relating to any examination of the Bank.

     3.10 Undisclosed Liabilities. Except as and to the extent reflected in the Most Recent Financial Statements or on Schedule 3.10, the Bank does not have any liabilities, commitments or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due, including, without limitation, liabilities that may become known or arise after the date hereof and which relate to transactions entered into or any state of facts existing on or before the Most Recent Balance Sheet Date and which would be required under GAAP to be shown in such balance sheet or referenced in notes thereto if such notes existed, other than (a) obligations (including guarantees and letters of credit) not required by GAAP to be reflected, reserved against or disclosed in the Most Recent Financial Statements, all of which are set forth on
Schedule 3.10 and none of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect and (b) those incurred in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date.

     3.11 Criticized Assets, Reserves and Certain Other Assets. As of the date specified on Schedule 3.11-a (which date is not earlier than three (3) Business Days prior to the date hereof), the only assets of the Bank that were
(a) Criticized Assets on the Bank's books and records, or (b) over 90 days delinquent in payment of principal or interest or materially in default of any other provision of the operative documents, whether or not the same are Criticized Assets, are those listed on Schedule 3.11-a hereto (which schedule sets forth the identity of the borrower, the original principal amount, the current book balance, the amount of any reserve (or portion of the general reserve) allocated thereto, and the loan classification). The loan and other asset classification procedures utilized by the Bank are in accordance with RAP and prudent banking practice, and are consistently applied. As of June 30, 1995 and as of the Most Recent Balance Sheet Date, the Bank's specific allowance for loan losses with regard to Classified Assets was $2,464,293 and $2,245,616, respectively. Schedule 3.11-b hereto sets forth all loans of the Bank (whether or not they are Classified Assets or are otherwise in default) to any director, executive officer or ten percent shareholder of the Bank, or to the knowledge of the Bank, any corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

     3.12 Investment Securities; Derivatives. Schedule 3.12 describes all of the investment securities, mortgage backed securities and securities held for sale of the Bank as of the date hereof, including descriptions of such securities, CUSIP numbers, pool face values (where applicable), book values, market values, coupon rates, paydown speeds, book yields, durations, weighted average life and weighted average coupons, in each case as of October 20, 1995 (or as of the date of acquisition, if later acquired). Since December 31, 1993, the Bank has not engaged in any transaction in or involving forwards, futures, options on futures, swaps or other derivative instruments except as agent on the order and for the account of others. None of the counterparties to any contract or agreement with respect to any such instrument is in default with respect to such contract or agreement and no such contract or agreement, were it to be a loan held by the Bank, would be a Criticized Asset. The financial position of the Bank under or with respect to each such instrument has been reflected in the books and records of the Bank in accordance with GAAP, and no open exposure of the Bank with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $100,000.

     3.13   Absence of Certain Changes or Events.  Except as disclosed on
Schedule 3.13, since December 31, 1994, there has been no material adverse change in the business, property, assets (including loan portfolios), \ liabilities (whether absolute, contingent or otherwise) prospects, operations, liquidity, income or condition (financial or otherwise) of the Bank (other than as a result of changes in banking laws or regulations of general applicability or interpretation thereof). Except as disclosed on Schedule 3.13, since December 31, 1994, the Bank (a) has carried on its business in the ordinary and usual course consistent with its past practices, and (b) has not increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, in each case except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law.

     3.14 Compliance with Applicable Laws. The business of the Bank is, and at all times since December 31, 1991 has been, conducted in compliance with all Laws (including those relating to equal credit, fair lending, fair housing and community reinvestment), except where a failure to so comply would not have a Material Adverse Effect on the Bank. The Bank holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities that are material to the operation of the business of the Bank (the "Permits"). The Bank is in compliance with the terms of each of the Permits, except where the failure so to comply would not have a Material Adverse Effect on the Bank. Except as disclosed on Schedules 3.9, no investigation by any Governmental Entity with respect to the Bank is pending or, to the Bank's knowledge, contemplated.

     3.15 Litigation and Other Disputes. Except as disclosed on Schedule 3.15, there is no suit, action, or proceeding pending or, to the knowledge of the Bank, threatened, against or affecting the Bank or any of its assets, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Bank the obligations under which have not heretofore been fully performed. Except as disclosed on Schedule 3.15, since December 31, 1992, the Bank has not been a defendant, either directly or as defendant-in-counterclaim or cross-claim, in any litigation in which any "lender liability" cause of action was asserted against the Bank.

     3.16 Administration of Fiduciary Accounts. The Bank has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither the Banknor any of its directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on the Bank, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

     3.17 Taxes. The Bank has filed all tax returns it has been required to file and the Bank has paid or has set up an adequate reserve for the payment of all Taxes required to be paid as shown on such returns, and the Most Recent Financial Statements reflect an adequate reserve for all Taxes payable by the Bank accrued through the date of such financial statements. No deficiencies for any Taxes have been proposed, asserted or assessed against the Bank that are not adequately reserved for. The Federal income tax returns of the Bank have been examined by and settled with the IRS, or the statute of limitations with respect to each such year has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1991. The Federal income tax returns of the Bank for the years 1992 through 1994 are currently open to IRS examination but, except as disclosed on Schedule 3.17, no audit is pending for any of such years and, to the Bank's knowledge, no challenge or deficiency is contemplated by the IRS with regard to any of such years. The Bank has not (a) filed any consent to the application of Section 341(f) of the I.R.C., (b) filed any election under Section 338(g) or 338(h)(10) of the I.R.C. or caused or permitted any deemed election under Section 338(e) of the I.R.C., (c) applied for any revenue ruling, private letter ruling or other ruling relating to Taxes, (d) entered into any closing agreement with any Governmental Entity relating to Taxes, or (e) been, at any time, a member of any affiliated group filing any consolidated tax return.

     3.18 Certain Agreements. Except as disclosed on Schedule 3.18, the Bank is not party to (nor are any of its assets bound by) any oral or written contract, lease or other agreement of any name or nature in effect as of the date hereof or as of the Effective Time (a) that would be required to be filed as an exhibit to an annual report on Form 10-K filed with the OCC (assuming the Bank were a reporting company under the Exchange Act, whether or not it is so registered), (b) the benefits of which (to either party) will accrue or be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger (either alone or upon the occurrence of any additional acts or events) or the value of any of the benefits of which will be calculated on the basis of the Merger or any portion or aspect thereof (including any so-called retention or similar bonuses), (c) relating to employment, salary continuation, severance, consulting (including data processing, software programming and licensing contracts), collective bargaining or otherwise relating to the provision of personal services or payment therefor, (d) which, upon the consummation of the Merger, will result in any payment (whether of severance pay or otherwise) becoming due from the Partnership or the Resultant Bank to any officer or employee of the Resultant Bank or formerly of the Bank,
(e) relating to non-competition or secrecy, (f) that materially restricts the conduct of any line of business by the Bank, or (g) that was entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Bank is entitled to receive financial assistance or indemnification from any Governmental Entity. The Bank in not in Violation of any contract, lease or other agreement described by any of the foregoing clauses(a) through (g), and to its knowledge, no other party to any such contract, lease or other agreement has committed any Violation of the same. The Bank has previously delivered to the Partnership true and correct copies of all employment, consulting and deferred compensation agreements that are in writing and to which the Bank is a party. Except as disclosed on
Schedule 3.18, the Bank is not, a party to, and since December 31, 1992 has not been, a party to (nor are any of its assets bound by) any oral or written contract, lease or other agreement of any name or nature with a Person who was, as of, or within one year prior to, the date of such agreement a director, officer or holder of 3% or more of the Common Stock.

     3.19   Employees and Employee Benefit Plans.

           3.19.1 Except as disclosed on Schedule 3.19.1, no employee of the Bank or consultant retained by the Bank shall have the right to receive from the Resultant Bank or the Bank any severance payment or other payment in the nature thereof (including so-called salary continuation payments) in the event his or her employment is terminated by the Resultant Bank at or after the Effective Time, whether such right arises as a matter of contract, past policy or understanding, by operation of law, or otherwise.

           3.19.2 With respect to each Bank Benefit Plan, the Bank has made available to the Partnership a true and correct copy of (i) such Bank Benefit Plan, (ii) the most recent annual report (Form 5500) filed with IRS, (iii) each trust agreement relating to such Bank Benefit Plan, (iv) the most recent summary plan description for each Bank Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation in the case of Bank Benefit Plans subject to Title IV of ERISA, and (vi) the most recent determination letter issued by the IRS in the case of Bank Benefit Plans qualified under Section 401(a) of the Code.

           3.19.3 With respect to the Bank Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of the Bank, there exists no condition or set of circumstances, in connection with which the Bank could be subject to any liability that could have a Material Adverse Effect on the Bank (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable Law.

           3.19.4 There are no material disputes, employee grievances, or disciplinary actions pending or, to the knowledge of the Bank, threatened by or between any of the Bank's employees and the Bank. The Bank has complied in all respects with all Laws relating to the employment of labor and has no liability for any arrears of wages or employment-related taxes, or penalties for failure to comply with any such Law, or for any severance or termination payments of any type. No election or proceeding relating to the Bank's labor relations is pending or, to the Bank's knowledge, contemplated. The Bank has had no union activity or any material labor trouble (including any strike, work stoppage, slow-down, or similar disturbance) of any kind, nature or description at any time. True and correct copies of all personnel policies and manuals of the Bank have been provided to the Partnership.

     3.20 Properties. Except as disclosed on Schedule 3.20-a, the Bank does not hold title to or a beneficial interest in any real property other than OREO. The only real properties leased or otherwise occupied by or in the possession of the Bank (excluding OREO and property occupied only as lender in possession, in each case provided that the Bank is conducting no business in such property, and excluding the owned properties disclosed on Schedule 3.20-a), are those properties identified on Schedule 3.20-b. Except for assets disposed of in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date, the Bank has good and valid title to all of the tangible personal property and assets which are used in the operation of its business and which it owns or purports to own, including all assets reflected as owned by the Bank in the Most Recent Financial Statements and/or in the Closing Statement, and has good and valid title to all of the leasehold interests in all leases of real or personal property which it leases or purports to lease, including all assets reflected as leased by the Bank in the Most Recent Financial Statements and/or in the Closing Statement, in each case free and clear of any liens, encumbrances or other imperfections of title other than such liens, encumbrances orimperfections as (a) are reflected, reserved against or otherwise disclosed in the Most Recent Financial Statements, (b) arise out of Taxes not yet due or payable, or (c) relate to immaterial properties or assets or otherwise could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Bank enjoys peaceful and undisturbed possession of the applicable leased asset under all leases of real or personal property under which it is operating or to which it is a party. All of such leases are valid, subsisting and in full force and effect and there are no existing defaults or events which, with the passage of time or the giving of notice, or both, would constitute defaults by the Bank or, to the knowledge of the Bank, by any other party thereto, except for such defaults, if any, which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All items of real or personal property owned or used by the Bank and material to its business have been properly maintained and, to the Bank's knowledge, are in good operating order and repair.

     3.21 Environmental. The Bank and all real property (including OREO) in the possession of the Bank are, and at all times while in the possession of the Bank each such property has been, in compliance with all applicable Laws relating to pollution or protection of human health or the environment (including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Material), except for Violations that, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on the Bank. There has not occurred any release of Hazardous Material on, under or affecting any real property during the period of the Bank's ownership, possession or operation of such property (including its participation in the management of any business located on such property) or, to the Bank's knowledge, during any prior period. Neither the Bank nor any property now or heretofore in its possession is or has ever been a defendant in or the subject of any suit, claim, action, proceeding, investigation or notice before any Governmental Entity or other forum relating to an alleged Violation (including by any predecessor) of any environmental Law, rule or regulation or relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Bank.

     3.22 Intellectual Property. The Bank owns, or possesses valid and binding licenses and other rights to use without payment, all material trademarks, trade names, servicemarks, copyrights, trade secrets and patents used in its businesses, and the Bank has not received any challenge of the same by any Person or any notice of alleged conflict between the same and the rights of any other Person. The Bank has, in all material respects, performed all of its obligations under, and is not in material Violation of, any contract, agreement, arrangement or commitment relating to any of the foregoing.

     3.23 Brokers. The Bank has not employed any broker, finder or similar Person in connection with the Merger. The Bank has not incurred and will not incur any broker's, finder's or similar fees, commissions or expenses payable by the Bank in connection with the Merger excepting only (to the extent they may be characterized as such fees) those payments described on Part B of Schedule 3.18, which will (regardless of characterization) be reflected as an expense of the Bank on the Closing Statement.

     3.24 Disclosure of All Material Matters. No statement of fact set forth in (a) this Agreement (including all information in the Disclosure Schedules and Exhibits hereto), (b) the Bank's Form 10-KSB filed with the OCC for the period ended December 31, 1994, (c) the Bank's Forms 10-QSB filed with the OCC for the periods ended March 31, 1995 and June 30, 1995, (d) the Most Recent Financial Statements, or (e) each of the Bank's Forms 10-QSB and 10-KSB filed with the OCC between the date hereof and the Closing Date (when the same are filed), including in each case the financial statements included therein, is or will be false or misleading in any material respect; nor does or will this Agreement (including all information in the Disclosure Schedules and Exhibits hereto, taken as a whole) or the above-referenced Form 10-KSB or Forms 10-QSB omit to state a material fact necessary in order to make the statements made or information disclosed, in the light of the circumstances under which they were made or disclosed, not misleading.


                                  ARTICLE IV
       Representations and Warranties of the Partnership and Merger Bank

      On behalf of itself and, in the case of representations and warranties made by the Merger Bank, on behalf of the Merger Bank, the Partnership makes the following representations and warranties as of the date hereof:

     4.1 Organization, Standing and Power. The Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Dartmouth Capital Group, Inc. is a business corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is the sole general partner of the Partnership. The Partnership has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary. At the time of its execution of this Agreement and as of the Closing, Merger Bank will be a depositary institution duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, will have all requisite power and authority to own, lease and operate its properties and to carry on its business as then being conducted, and will be duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary.

     4.2 Authority and Related Matters. The Partnership has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly authorized by all necessary action on the part of the Partnership (including approval by the Board of Directors of its general partner). This Agreement has been duly executed and delivered by the Partnership and (assuming due authorization, execution and delivery by the Bank) constitutes the valid and binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms subject only to laws regarding bankruptcy, insolvency, reorganization moratorium or otherwise affecting creditors' rights generally, and to the application of general principles of equity (whether considered in a proceeding in law or at equity). At the time of its execution of this Agreement and as of the Closing, Merger Bank will have all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. At the time of Merger Bank's execution and delivery of this Agreement and as of the Closing, such execution and delivery and the consummation of the Merger shall have been duly authorized by all necessary action on the part of Merger Bank (including approval by its Board of Directors). When executed and delivered by Merger Bank and as of the Closing, this Agreement will (assuming due authorization, execution and delivery by the Bank) constitute the valid and binding obligation of Merger Bank, enforceable against Merger Bank in accordance with its terms subject only to laws regarding bankruptcy, insolvency, reorganization moratorium or otherwise affecting creditors' rights generally, and to the application of general principles of equity (whether considered in a proceeding in law or at equity).

     4.3 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the Merger will conflict with or result in any Violation of any provision of the Agreement of Limited Partnership of the Partnership or the Articles of Association (or similar charter) or By-laws of Merger Bank. Subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.4, neither the execution and delivery of this Agreement nor the consummation of the Merger will result in any Violation of any Law, any loan or credit agreement, note, mortgage, indenture, lease, employee benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license, or any judgment, order or decree, applicable to the Partnership or Merger Bank or their respective properties or assets which Violation would have a Material Adverse Effect on the Partnership or Merger Bank.

     4.4 Consents. Except as disclosed on Schedule 4.4 (collectively, the "Partnership Governmental Approvals"), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by the Partnership or Merger Bank or the consummation of the Merger by the Partnership or Merger Bank, as to which the failure to obtain the same would have a Material Adverse Effect on the Partnership or Merger Bank or materially interfere with the Partnership's or Merger Bank's ability to consummate the Merger.

     4.5 Brokers. Neither the Partnership nor Merger Bank has employed any broker, finder or similar Person in connection with the Merger other than Carpenter & Company, or has incurred or will incur any broker's, finder's or similar fees, commissions or expenses in connection with the Merger other than those of Carpenter & Company, which fees shall be borne entirely by the Partnership and Merger Bank.

     4.6 Financial Capacity. The Partnership has received valid and binding subscription agreements for investments in the Partnership, payable on or before the Closing Date, that, in the aggregate, will provide the Partnership with not less than $14,500,000 to deliver (or cause to be delivered) at the Closing all amounts required to be delivered to the Exchange Agent pursuant to Section
2.4.2. The Partnership has delivered to the Bank a true and correct copy of the form of subscription agreement, and each such subscription agreement has been executed by a Person that, to the Partnership's knowledge after reasonable investigation, has the financial capacity to perform thereunder. The Partnership has further delivered to the Bank true and correct copies of the Partnership's Certificate of Limited Partnership and its general partner's Certificate of Incorporation, each as on file with the Delaware Secretary of State as of the date hereof. As of the Closing, Merger Bank, either directly or through payments on its behalf by the Partnership or by another affiliated person, shall have the financial capacity to perform its obligations hereunder. The obligations of the Partnership and Merger Bank hereunder are not conditioned upon their obtaining financing.


                                   ARTICLE V
                             Additional Agreements

     5.1    Discussions with Third Parties.

           5.1.1 The Bank (a) shall not, and shall instruct and cause each of its Representatives not to, solicit or encourage, directly or indirectly, inquiries or proposals with respect to any Strategic Transaction Proposal, and,
(b) except as expressly permitted by Section 5.1.2, shall not, and shall instruct and cause each of its Representatives not to, furnish any non-public information relating to or participate in any negotiations, discussions or other activities concerning, any Strategic Transaction with any party other than the Partnership and Merger Bank. The Bank shall notify the Partnership promptly after any Strategic Transaction Proposal is received by, or any negotiations or discussions regarding a Strategic Transaction Proposal are sought to be initiated with, directly or indirectly, the Bank or any of its Representatives, and shall disclose to the Partnership the identity of the third party making or seeking to make such Strategic Transaction Proposal, the terms and conditions thereof and such other information as the Partnership reasonably may request; provided, however,that if the Bank receives a Strategic Transaction Proposal and the foregoing disclosure of such Proposal to the Partnership would violate a confidentiality agreement by which the Bank is bound, the Bank (a) shall make the foregoing disclosure only to the maximum extent permissible under such confidentiality agreement, (b) shall return such Strategic Transaction Proposal to the initiating party without substantive response, and (c) to the extent such disclosure has not been made under clause (a), shall notify the Partnership that a Strategic Transaction Proposal has been received and that the same has been returned to the initiating party without substantive response.

           5.1.2 Notwithstanding Section 5.1.1, following receipt of a Qualifying Strategic Transaction Proposal, neither the Bank nor any of its Representatives shall be prohibited from (a) engaging in discussions or negotiations with a third party which has made a proposal that satisfies the requirements of a Qualifying Strategic Transaction Proposal and thereafter providing to such third party information previously provided or made available to the Partnership, provided the third party shall have entered into a confidentiality agreement substantially similar to the confidentiality provisions of Appendix C to the Letter of Intent, (b) taking and disclosing to the Bank's shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act, or otherwise making disclosure of the Qualifying Strategic Transaction Proposal to the Bank's shareholders, or (c) subject to the terms of
Section 8.2 and Section 8.3, terminating this Agreement. A "Qualifying Strategic Transaction Proposal" shall mean a bona fide written Strategic Transaction Proposal with respect to which the Board of Directors shall have determined, after consultation with the Bank's counsel, that the action by the Bank contemplated under either clause (a), (b) or (c), as applicable, of the immediately preceding sentence is required under the fiduciary duties owed by the Board of Directors to the holders of the Common Stock, which determination has been made acting in good faith and on the basis of a written opinion from a financial advisor retained by the Bank to the effect that the financial terms of such Strategic Transaction Proposal are, from the Bank's shareholders' perspective, financially superior to the Merger.

     5.2    Proxy Statement; Shareholder Meeting.

           5.2.1 The Bank shall use all reasonable efforts to prepare and distribute the Proxy Statement to its shareholders as promptly as practicable, and to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable thereafter for the purpose of voting upon the approval of the Merger. Except as expressly provided in Section 5.2.2, the Proxy Statement shall include a Recommendation of Approval by the Board of Directors. The Bank shall use all reasonable efforts to prepare and file the preliminary Proxy Statement with the OCC no later than thirty (30) Business Days after the date of this Agreement. The Bank shall deliver to the Partnership and afford the Partnership an opportunity to comment on drafts of the Proxy Statement prior to the distribution of the definitive Proxy Statement to shareholders. None of the information included, directly or indirectly by incorporation by reference, in the Proxy Statement will, at the date of mailing to the Bank's shareholders or at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Bank makes no representations regarding any information supplied to the Bank by the Partnership. Regardless of whether the Bank is required to file the Proxy Statement with the OCC, the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder as if the Common Stock was then registered under Section 12 of the Exchange Act. The Partnership shall cooperate in all reasonable respects with the Bank in the preparation of the Proxy Statement, and no statement of fact relating to the Partnership or the Merger Bank that is made by the Partnership in writing to the Bank for inclusion in the Proxy Statement, and that is in fact so included, will be false or misleading in any material respect or will omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made or disclosed, not misleading.

           5.2.2 In the event that the Bank has received a Strategic Transaction Proposal and the Board of Directors has determined, in accordance with Section 5.1.2, that such Strategic Transaction Proposal constitutes a Qualifying Strategic Transaction Proposal, then the Board of Directors shall not be prohibited from failing to include a Recommendation of Approval in the Proxy Statement, from retracting or qualifying its Recommendation of Approval if previously given, or from postponing or adjourning the meeting of shareholders called for the purpose of approving the Merger.

     5.3 Access. The Bank shall make available to the Partnership all information regarding the Bank that the Partnership reasonably may request and shall authorize all reasonable visits to the Bank's premises with such staff, consultants and experts as the Partnership reasonably may request. The Partnership agrees to coordinate closely all such activities with the Bank's President or Chief Financial Officer and to conduct any such inquiries with appropriate discretion and sensitivity to the Bank's relationships with its employees, customers and suppliers. The Partnership acknowledges that certain of the information made available to it may be confidential, proprietary or otherwise nonpublic, and the Parties agree that, notwithstanding Section 5(a) of the Letter of Intent, the confidentiality provisions of Paragraph 4(a) and Appendix C of the Letter of Intent shall survive the execution of this Agreement and shall continue to govern the provision and disclosure of all "Confidential Information", as therein defined.

     5.4 Cooperation. The Parties shall cooperate with each other and use their best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Merger. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and each Party will keep the other apprised of the status of matters relating to completion of the Merger. Each Party shall, upon request, furnish each other Party with all information concerning itself as may be reasonably necessary or advisable in connection with any filing or application made by or on behalf of such Party to any Governmental Entity in connection with the Merger. Each Party shall promptly advise each other Party upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Merger which causes such Party to believe that there is a reasonable likelihood that any required Governmental Approval will not be obtained or that the receipt of any such Governmental Approval will be materially delayed.

     5.5 Advice of Changes. Each Party shall promptly advise each other Party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Closing Date, each Party will promptly supplement or amend the Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VI or the compliance by any Party with any other provision of this Agreement.

     5.6 Current Information. During the period from the date of this Agreement to the Closing Date, the Bank will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than bi-weekly) with representatives of the Partnership and to report the general status of the ongoing operations of the Bank. The Bank will promptly notify the Partnership of any material change in the normal course of business or in the operation of the properties of the Bank and of any governmental complaint, investigation or hearing (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving the Bank, and will keep the Partnership fully informed of such events. The Bank will keep the Partnership fully informed of the status of, and the action proposed to be taken with respect to, Classified Assets that, individually or in combination with one or more other loans to the same borrower thereunder, have an aggregate carry value of $100,000 or more. The Bank will provide to the Partnership copies of the minutes (or consents in lieu of meeting) of its loan committee, its Board of Directors and all committees thereof promptly following each such meeting; provided, however, that the Bank may omit therefrom any portion of such minutes that it determines, with the concurrence of its counsel, relates to (a) the Parties' compliance or non-compliance with the terms of this Agreement, or (b) any Strategic Transaction Proposal other than the Merger.

     5.7 Conduct of Business by the Bank. The Bank shall (a) conduct its business in the usual, regular and ordinary course of business consistent with the past practice (except as required by applicable Law or as required by this Agreement), (b) use all reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (c) take no action which would adversely affect or delay the ability of the Bank, the Partnership or Merger Bank to obtain any necessary approvals of any Governmental Entity required for the Merger or to perform its covenants and agreements under this Agreement.

     5.8 Interim and Annual Financial Statements. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Closing Date (excepting the quarter ending December 31, 1995), the Bank will deliver to the Partnership its Quarterly Reports on Form 10-QSB as filed with the OCC under the Exchange Act, and as soon as reasonably available, but in no event later than March 31, 1996 (provided that the Closing has not yet occurred and the Agreement has not theretofore been terminated), the Bank will deliver to the Partnership its Annual Report on Form 10-KSB for the period ending December 31, 1995, as filed with the OCC under the Exchange Act. The Bank will deliver to the Partnership monthly financial statements in the form delivered to the members of the Board of Directors no later than the time at which such financial statements are delivered to such Directors, but in no event later than the twenty-second calendar day of the month immediately following the month to which such financial statements relate.

     5.9 Negative Covenants of the Bank. Without the Partnership's prior written consent (which consent, in the case of Sections 5.9.9 through 5.9.14, shall not be unreasonably withheld or delayed), the Bank shall not:

           5.9.1 declare or make any payment or distribution with respect to the capital stock of the Bank, whether by way of payment of interest or principal, redemption, dividend or otherwise;

           5.9.2 (a) excepting only the issuance of shares of Common Stock upon the exercise of one or more currently outstanding Options in accordance with the present terms of such Option, create, authorize, issue, sell or deliver any of its capital stock, bonds or other of its securities (whether authorized and unissued or held in treasury) or any instrument convertible into any of them;
(b) grant or otherwise issue any options, warrants or other rights with respect thereto; (c) amend the terms of any currently outstanding option (including any Option), warrant or other right with regard to the Bank's securities; or (d) split up, combine or reclassify any of its outstanding stock;

           5.9.3 acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; provided, however, that in the case of any purchase at a foreclosure sale conducted by the Bank in the ordinary course of business, the Partnership shall not unreasonably withhold its consent and shall be deemed to have granted its consent if it does not grant or refuse its consent or reasonably request additional information regarding such proposed foreclosure within five Business Days of the Partnership's receipt of the Bank's request for consent;

           5.9.4 excepting those matters identified on Exhibit 5.9.4, (a) create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the Bank is a party or by which the Bank or any of its properties is bound, excepting only contracts, agreements and leases under which the aggregate annual payments by either party do not exceed $10,000, (b) make any single capital expenditure exceeding $10,000 or any capital expenditures exceeding $50,000 in the aggregate, or (c) relocate or terminate, or file any application to relocate or terminate, the operations of any of its banking offices (including loan production offices);

           5.9.5  enter into any new line of business;

           5.9.6 change its methods of accounting in effect at December 31, 1994, except as required by changes in GAAP or RAP as concurred with by the Bank's independent auditors;

           5.9.7 commit any act or omission which constitutes a Violation of any Regulatory Agreement or any material contract or license to which the Bank is a party or by which it or any of its properties is bound;

           5.9.8 make any equity investment in any real estate or real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

           5.9.9 sell, lease, assign, transfer or otherwise dispose of any property or asset, except for (a) investment portfolio transactions in the ordinary course of business and substantially consistent with past practice; (b) sales, in the ordinary course of business, of SBA Loans (or portions of such loans) under which both the first disbursement was made on or after January 1, 1995 and the final disbursement was made after August 31, 1995; and (c) sales of assets having a gross book value not in excess of $25,000 individually or $100,000 in the aggregate;

           5.9.10 (a) enter into any agreement with any labor union or association representing any employee, (b) institute, amend or terminate any Employee Benefit Plan, (c) pay any pension or retirement allowance to any Person not required by an existing plan or agreement or, (d) except as set forth on
Schedule 3.13, increase in any manner the compensation or fringe benefits of, or pay any bonus to, any officer or employee other than customary annual (or less frequent) increases in the wages or salaries of non-officer employees consistent with past practice, which on an annualized basis does not increase the salary or wage of any employee by more than 4% and which in the aggregate do not increase personnel costs for all non-officer employees by more than 2% over the levels in effect as of December 31, 1994, or increase any other direct or indirect compensation or employee benefit for or to any of its officers, directors or employees;

           5.9.11 excepting the loans identified on Exhibit 5.9.11, make, amend or compromise any loan or advance (whether in cash or other property) to any officer, to any director, or to any holder of record or beneficial owner of 5% or more of the Common Stock, except advances made (a) to employees in the usual, regular and ordinary course of business consistent with the past practice or
(b) after reasonable notice to the Partnership, pursuant to a legally binding loan commitment made prior to the date of the Letter of Intent;

           5.9.12 make, amend or renew, or enter into any commitment to make, amend or renew, any loan if, as a result of the disbursement of the proceeds of such loan, the total Borrower Group Obligations (including accrued and unpaid interest) of the borrower to the Bank would exceed $250,000, except that if the Partnership does not grant or refuse its consent or reasonably request additional information regarding such proposed loan within three Business Days of the Partnership's receipt of the Bank's request for consent, then the Partnership shall be deemed to have granted its consent; provided, however, that obligations of the borrower to the Bank under an SBA Loan shall be deemed to include only the book balance of the portion of such SBA Loan not previously sold and not anticipated to be sold by the Bank (including, to the extent not sold or anticipated to be sold, accrued and unpaid interest); and provided, further, that this Section 5.9.12 shall not apply to:

            (a) any new loan, or any amendment of an existing loan that is not more than 15 days delinquent as to the payment of interest or principal and the remaining maturity of which is not less than 12 months as of the date of such amendment, in either case that

                  (i) is fully secured with a ratio of loan to collateral value of not more than 0.8:1, and

                  (ii) is to a borrower none of whose existing Borrower Group Obligations then has a Credit Score of 4 or 5, and

                  (iii) in combination with all other such new loans
            constituting Borrower Group Obligations made since the date of this Agreement, (x) in the case of borrowers all of whose Borrower Group Obligations then have Credit Scores of 1 or 2, does not increase such borrower's total Borrower Group Obligations by more than the greater of 20% of its aggregate Borrower Group Obligations as of the Most Recent Balance Sheet Date or $50,000, or (y) in the case of borrowers any of whose Borrower Group Obligations then has a Credit Score of 3, does not increase such borrower's total Borrower Group Obligations by more than the greater of 10% of its aggregate Borrower Group Obligations as of the Most Recent Balance Sheet Date or $40,000, and

                  (iv) in the case of amendments, does not extend the maturity of any loan on the books of the Bank as of the Most Recent Balance Sheet Date; or

            (b) any renewal of an existing loan that is neither (i) a Criticized Asset as of the date of such renewal, nor (ii) more than 15 days delinquent as to the payment of interest or principal as of the date of such renewal;

           5.9.13 except in the usual, regular and ordinary course of business consistent with the past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (other than short-term indebtedness incurred to refinance short-term indebtedness), it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements, provided that the maturity of such indebtedness does not exceed (a) 36 months in the case of retail certificates of deposit in amounts of $100,000 or less, and (b) 12 months in the case of all other such indebtedness;

           5.9.14 restructure or materially change its investment securities portfolio through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, it being understood and agreed that investment portfolio transactions in the ordinary course of business and substantially consistent with past practice shall be deemed to constitute a material change in the Bank's investment portfolio only if the number and/or nature of such transactions causes a material change in the makeup of the portfolio taken as a whole; or

           5.9.15 enter into any agreement or commitment to do any of the foregoing.

     5.10 Agreement Regarding Merger Bank. Subject to all necessary approvals of Bank Regulators, the Partnership and SDN jointly and severally agree (a) to designate Merger Bank, (b) if necessary, to cause Merger Bank to be organized, and (c) to cause Merger Bank to execute, ratify and join in this Agreement and to take all necessary action to complete the transactions contemplated hereby, subject to the terms and conditions hereof.

     5.11 Agreement to Prosecute Regulatory Filings. The Partnership shall prepare and file all applications necessary to obtain the Partnership Governmental Approvals not later than ten (10) Business Days after the Bank mails the Proxy Statement to its Shareholders. The Partnership shall thereafter use all reasonable efforts to prosecute such applications and to obtain the Partnership Governmental Approvals.

     5.12 Agreement Regarding Funding of Transaction. In the event that the proceeds of the subscription agreements referenced in Section 4.6 shall prove to be insufficient to provide the Partnership adequate funds to perform its obligations hereunder (whether because of an increase in the aggregate amount of the Merger Consideration above the amount anticipated, a failure to collect the full amount of such subscriptions, or otherwise), the Partnership shall use all reasonable efforts to obtain additional or alternate sources of financing; provided, however, that nothing herein shall condition the obligations of the Partnership or Merger Bank on their ability to obtain such financing.


                                  ARTICLE VI
                             Conditions to Closing

     6.1 Conditions to Obligations of Both Parties. The obligations of the Partnership and the Bank to consummate the Merger are subject to the satisfaction of each of the following conditions:

           6.1.1 Approval by the Bank's Shareholders. The Merger shall have been approved by the affirmative vote of the holders of two-thirds of all shares of Common Stock entitled to vote thereon.

           6.1.2 Regulatory Approvals. All necessary approvals of any Governmental Entity required for Merger Bank and the Bank to consummate the Merger (including the Bank Governmental Approvals and the Partnership Governmental Approvals) shall have been obtained and shall remain in full force and effect; all statutory or other required waiting periods in respect thereof shall have expired; and no approval of any Governmental Entity shall have imposed any condition or requirement which, in the reasonable opinion of the Partnership, would so materially adversely affect the economic or business benefits of the Merger to the Partnership and Merger Bank so as to render inadvisable the consummation thereof.

           6.1.3 No Pending or Threatened Claims. There shall be no claim, action, suit, investigation or other proceeding pending or overtly threatened before any court or other Governmental Entity that presents a substantial risk of the restraint or prohibition of the Merger or the obtaining of material damages from the Bank, the Partnership, Merger Bank or their respective officers or directors in connection therewith; and no such restraint or prohibition shall be effective as of the Closing, whether or not the action in which the same was entered shall remain pending.

     6.2 Conditions to the Obligations of the Partnership and Merger Bank. The obligations of Merger Bank to consummate the Merger, and of the Partnership to cause Merger Bank to consummate the Merger, are subject to the satisfaction of, or the Partnership's written waiver of, each of the following conditions:

           6.2.1 Accuracy of Representations and Warranties; Compliance with Covenants. The Bank's representations and warranties contained in this Agreement were true and correct as of the dates when made. The Bank shall have performed, satisfied and complied with, in all material respects, each of the agreements and covenants contained in Articles II and V and elsewhere in this Agreement.

           6.2.2 Bringdown of Representations and Warranties. The Bank's representations and warranties contained in this Agreement remain true and correct as of the Closing as though made at and as of the Closing, excepting only representations and warranties which speak (other than in the preamble to Article III) expressly as of an earlier specified date.

           6.2.3 Securities Outstanding. There shall be no shares of Common Stock or other Bank securities issued and outstanding as of the Effective Time other than (a) the 978,160 shares issued and outstanding as of the date hereof, and (b) any shares issued upon the exercise of Options subsequent to the date hereof, which exercise has been in accordance with the terms of the applicable Option as in effect on the date hereof.

           6.2.4 Cancellation of Options. All Options outstanding as of the date hereof shall have been cancelled prior to the Effective Time. The number of Options for which the Bank shall have paid (or shall be liable to pay) consideration to so cancel (whether or not equal to the Option Cancellation Payment) shall have related to not more than an aggregate of 125,602 shares of Common Stock less the number of shares (if any) issued as described in clause
(b) of Section 6.2.3, and the Bank shall not have paid (or become liable to pay) more than the applicable Option Cancellation Payment for the cancellation of any such Option. As of the Effective Time, there shall be outstanding or in force and effect no Option or other option, warrant, call, right or agreement that obligates the Bank to issue, deliver or sell, or cause to be issued, delivered or sold, any share of capital stock or other securities of the Bank, or that obligates the Bank to grant, extend or enter into any such option, warrant, call, right or agreement.

           6.2.5 Dissenting Shares. The aggregate number of shares of Common Stock affirmatively voted against the Merger or owned by Persons who have given notice of dissent from the Merger shall not constitute more than more than 10.0% of all shares of Common Stock outstanding immediately prior to the Effective Time.

           6.2.6 Securities Law Compliance. Any necessary securities law filings shall have been made.

           6.2.7 Third Party Consents. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 6.1.2) whose consent, approval or waiver shall be required in order to permit the consummation of the Merger or the preservation of the contractual rights of the Bank or with respect to its business shall have been obtained except where the failure to obtain such consent, approval or waiver would not materially adversely affect the economic or business benefits to the Partnership and the Merger Bank of the Merger contemplated by this Agreement so as to render inadvisable the consummation of the Merger in the reasonable judgment of the Partnership.

           6.2.8 Receipt of Legal Opinion. The Partnership shall have received a legal opinion from Horgan, Rosen, Beckham & Coren, counsel for the Bank, addressed to the Partnership and the Merger Bank and dated the Closing Date, in form and substance reasonably satisfactory to the Partnership, opining to the matters set forth on Exhibit 6.2.8, subject to customary assumptions and qualifications.

           6.2.9 Receipt of Auditors' Opinion. The Partnership shall have received a letter from Arthur Anderson LLP (or such other firm as the Partnership and the Bank may mutually choose) in connection with each of (a) its audit of the Bank's accounts as of December 31, 1995 and (b) its audit of the Closing Balance Sheet (if the same is audited), addressed to the Partnership and the Merger Bank and in form and substance reasonably satisfactory to the Partnership and customary in transactions such as the Merger, indicating that such firm has reviewed the books, records and internal accounting statements and accounting procedures of the Bank and based upon that review and such firm's knowledge of the internal controls of the Bank, it has found no material weakness in the Bank's internal control procedures.

           6.2.10 Certificates and Documents. The Bank shall have delivered to the Partnership and the Merger Bank a certificate, executed by the President and Chief Financial Officer of the Bank and dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 6.1 (with regard to the Bank only) and Section 6.2, including a certification that each representation or warranty contained in Article III is true and correct as of the Closing Date, excepting only representations and warranties which speak expressly as of an earlier specified date.

           6.2.11 Documents and Instruments in Satisfactory Form. All corporate and other proceedings in connection with this Agreement and with the Merger and all documents and instruments incident to the Merger shall be reasonably satisfactory in substance and form to the Partnership and its counsel, and the Partnership and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

     6.3 Conditions to the Obligations of the Bank. The obligation of the Bank to consummate the Merger are subject to the satisfaction of, or the Bank's written waiver of, each of the following conditions:

           6.3.1 Accuracy of Representations and Warranties; Compliance with Covenants. The Partnership's and Merger Bank's representations and warranties contained in this Agreement were true and correct as of the dates when made. The Partnership and Merger Bank shall have performed, satisfied and complied with, in all material respects, each of the agreements and covenants contained in Articles II and V and elsewhere in this Agreement.

           6.3.2 Bringdown of Representations and Warranties. The Partnership's and Merger Bank's representations and warranties contained in this Agreement remain true and correct as of the Closing as though made at and as of the Closing, excepting only representations and warranties which speak (other than in the preamble to Article IV) expressly as of an earlier specified date.

           6.3.3 Receipt of Legal Opinion. The Bank shall have received a legal opinion from Nutter, McClennen & Fish, counsel for the Partnership and Merger Bank, addressed to the Bank and dated the Closing Date, in form and substance reasonably satisfactory to the Bank, opining to the matters set forth on Exhibit 6.3.3, subject to customary assumptions and qualifications.

           6.3.4 Receipt of Partnership Closing Certificate. The Bank shall have received from the Partnership a certificate, executed by the President and Treasurer of the Partnership and dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 6.1 (with regard to the Partnership only) and Section 6.3, including a certification that each representation or warranty with respect to the Partnership that is contained in
Article IV is true and correct as of the Closing Date, excepting only representations and warranties which speak expressly as of an earlier specified date.

           6.3.5 Receipt of Merger Bank Closing Certificate. The Bank shall have received from Merger Bank a certificate, executed by the President and Chief Financial Officer of Merger Bank and dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 6.1 (with regard to Merger Bank only) and Section 6.3, including a certification that each representation or warranty with respect to Merger Bank that is contained in
Article IV is true and correct as of the Closing Date, excepting only representations and warranties which speak expressly as of an earlier specified date.

           6.3.6 Documents and Instruments in Satisfactory Form. All corporate and other proceedings in connection with this Agreement and with the Merger and all documents and instruments incident to the Merger shall be reasonably satisfactory in substance and form to the Bank and its counsel, and the Bank and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

           6.3.7 Receipt of Purchase Price. The Exchange Agent shall have received funds adequate to pay the aggregate of all amounts required to be paid to holders of Common Stock pursuant to Section 2.3.1.


                                  ARTICLE VII
                                  Termination

     7.1    Means of Termination.   This Agreement may be terminated, and the
Merger abandoned, prior to the Closing as follows:

           7.1.1 By Mutual Agreement. The Bank and the Partnership may terminate this Agreement by mutual written consent at any time.

           7.1.2 Regulatory Impediment. Either the Partnership or the Bank may unilaterally terminate this Agreement at any time prior to the Closing if (a) a Bank Regulator shall have made a final determination denying an application of any Party the granting of which is essential to the consummation of the Merger, or (b) the occurrence of the Closing would violate any final order, decree or judgment of any court having competent jurisdiction.

           7.1.3 By the Partnership. The Partnership may unilaterally terminate this Agreement:

            (a) if the Bank has breached any representation or warranty contained in this Agreement, or has failed to perform, satisfy or comply with, in any material respect, any of its agreements and covenants contained in this Agreement, such termination to take effect ten (10) Business Days following notice from the Partnership identifying such breach if such breach has not been cured prior to the expiration of such period unless such breach shall consist of the Board of Directors' failure to give its Recommendation of Approval or its withdrawl of its Recommendation of Approval if previously given, in which cases such termination shall take effect immediately upon notice from the Partnership;

            (b) if any of the conditions to the obligations of the Partnership and Merger Bank contained in Section 6.2 has not been satisfied as of the Closing Date;

            (c) if the Board of Directors fails to give its Recommendation of Approval to the Bank's shareholders, or withdraws its Recommendation of Approval prior to the affirmative vote of the Bank's shareholders, whether or not such failure or withdrawl is permitted under Section 5.2.2;

            (d) if the Bank's shareholders have not approved the Merger on or before January 31, 1996; or

            (e) at any time after 12:00 noon (Pacific time) on June 30, 1996, if the Closing shall not have occurred prior to such date and time, unless such failure results primarily from the Partnership or Merger Bank breaching any representation, warranty, covenant or agreement of such Party contained in this Agreement.

           7.1.4  By the Bank.  The Bank may unilaterally terminate this
Agreement:

            (a) if the Partnership has breached any representation or warranty contained in this Agreement, or has failed to perform, satisfy or comply with, in any material respect, any of its agreements and covenants contained in this Agreement, such termination to take effect ten (10) Business Days following notice from the Bank identifying such breach if such breach has not been cured prior to the expiration of such period;

            (b) if the Bank receives a Qualifying Strategic Transaction Proposal, such termination to take effect upon the later of (i) notice from the Bank to the Partnership and (ii) payment of the Partnership's and Merger Bank's Expenses pursuant to Section 8.2 and the Termination Fee pursuant to Section 8.3;

            (c) if at the shareholder meeting called for the purpose of voting on the Merger, the Bank's shareholders fail to approve the Merger, provided that the Board of Directors has given and not withdrawn its Recommendation of Approval, such termination to take effect upon the later of (i) notice from the Bank to the Partnership and (ii) payment of the Partnership's and Merger Bank's Expenses pursuant to Section 8.2; or

            (d) if any of the conditions to the obligations of the Bank contained in Section 6.3 has not been satisfied as of the Closing Date;

            (e) after 12:00 noon (Pacific time) on June 30, 1996, if the Closing shall not have occurred prior to such date and time, unless the failure results primarily from the Bank itself breaching any representation, warranty, covenant or agreement of such Party contained in this Agreement.

     7.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 7.1, all rights and obligations of the Parties hereunder shall terminate without liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the provisions of this Section 7.2 and Article VIII shall remain in full force and effect.


                                 ARTICLE VIII
          Allocation of Expenses; Termination Fee; Liquidated Damages

     8.1 Expenses - General. Except as expressly provided in this Article VIII, the Partnership and Merger Bank shall collectively be responsible for their own Expenses and the Bank shall be responsible for its own Expenses.

     8.2 Payment of Expenses upon Termination. If this Agreement is terminated by the Partnership pursuant to subsection 7.1.3(a), subsection 7.1.3(b), subsection 7.1.3(c), or subsection 7.1.3(d), or is terminated by the Bank pursuant to subsection 7.1.4(b) or subsection 7.1.4(c), the Bank agrees to reimburse the Partnership for all of the Partnership's and Merger Bank's Expenses; provided, however, that the Bank's liability for such Expenses shall not exceed $150,000 if the Bank reimburses such amount within ten (10) Business Days after its receipt from the Partnership of an invoice therefor, which period shall be extended by an additional reasonable time if the Bank has reasonably disputed the existence or amount of such obligation. The Partnership's and Merger Bank's timely recovery of their Expenses pursuant to this Section 8.2 accompanied by, if applicable, the Termination Fee, shall constitute an exclusive remedy, and following the Partnership's and Merger Bank's receipt and acceptance of the same the Partnership and Merger Bank shall be barred from recovering damages for any breach of any term of this Agreement.

     8.3    Termination Fee and Liquidated Damages Payable by the Bank.

           8.3.1 The Bank agrees to pay to the Partnership a Termination Fee in the amount of $500,000 (the "Termination Fee") in the event that:

            (a) this Agreement is terminated (i) by the Partnership pursuant to subsection 7.1.3(a) on account of a breach of a covenant or agreement by the Bank other than an Ordinary Course Operating Covenant, (ii) by the Partnership pursuant to subsection 7.1.3(c), or (iii) by the Bank pursuant to subsection 7.1.4(b); or

            (b) (i) the shareholders of the Bank fail to approve the Merger, and (ii) the Bank consummates a Strategic Transaction pursuant to a definitive agreement entered into within one year following the termination of this Agreement.

           8.3.2 The Bank agrees to pay to the Partnership the sum of $200,000 (the "Bank Liquidated Damage Payment") in the event that this Agreement is terminated by the Partnership pursuant to subsection 7.1.3(a) on account of (a) a breach of a representation or warranty by the Bank, or (b) a breach of an Ordinary Course Operating Covenant by the Bank.

           8.3.3 Except in the event that the Bank fails to pay the Termination Fee or the Bank Liquidated Damage Payment, as applicable, together with the Partnership's Expenses to the extent required under Section 8.2, within ten (10) Business Days after the Bank's receipt from the Partnership of an invoice therefor, which period shall be extended by an additional reasonable time if the Bank has reasonably disputed the existence or amount of such obligations, the Partnership's timely receipt of such payments and reimbursements shall constitute an exclusive remedy, and following such receipt and acceptance, the Partnership and Merger Bank shall be barred from recovering damages for any breach of any term of this Agreement.

     8.4    Liquidated Damages Payable by Partnership.

           8.4.1 Payment by the Partnership. In the event that the Bank terminates this Agreement pursuant to subsection 7.1.4(a), including on the basis of the Partnership's failure to provide funds (or cause funds to be provided) to the Exchange Agent pursuant to Section 2.4.2, the Partnership agrees to pay to the Bank the sum of (a) $200,000, plus (b) all of the Bank's Expenses, not to exceed $75,000, as liquidated damages, and if the Partnership pays (or causes to be paid) such amount to the Bank within ten (10) Business Days of the Partnership's receipt from the Bank of an invoice therefor, which period shall be extended by an additional reasonable time if the Partnership has reasonably disputed the existence or amount of such obligations, the Bank's receipt of such payment shall constitute an exclusive remedy, and following such receipt and acceptance, the Bank shall be barred from recovering damages for any breach of any term of this Agreement.

           8.4.2 Guaranty by SDN. SDN hereby guaranties to the Bank the payment of the obligations of the Partnership pursuant to Section 8.4.1. SDN hereby acknowledges the Bank's reliance on the foregoing guaranty, waives separate demand for payment, and waives all suretyship defenses it may otherwise have in connection with such guaranty, including defenses arising from any amendment of this Agreement and any full or partial waiver hereafter granted by the Bank. SDN further acknowledges and represents to the Bank that it is deriving substantial benefit from the Partnership's and, when executed by Merger Bank, Merger Bank's undertakings under this Agreement, and will derive substantial benefit from the consummation of the Merger, and that it has granted the foregoing guaranty in consideration of such benefits.


                                  ARTICLE IX
                                 Miscellaneous

     9.1 Closing. The Closing Date shall be the later of (a) that date (or the next subsequent Tuesday, Wednesday or Thursday that is a Business Day) that is five Business Days following the receipt of the final Governmental Approval, or (b) April 15, 1996, unless the Partnership shall designate an earlier date; provided, however, that in no event shall the Closing Date be earlier than January 2, 1996. Subject to the fulfillment or waiver of the conditions precedent set forth in Article VI, the Closing of the Merger shall take place at the offices of Horgan, Rosen, Beckham & Coren in Los Angeles, California, at 10:00 a.m. (local time) on the Closing Date. Except as otherwise provided herein, all proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously as of the Effective Time, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

     9.2 Publicity. Promptly following the execution and delivery of this Agreement, the Bank and the Partnership shall issue a joint press release in the form of Exhibit 9.2 hereto. The Bank and the Partnership shall not, and shall instruct their Representatives not to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, this Agreement or the Merger without the consent of the other Party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, in the event that the Bank determines, based upon the advice of counsel, that a press release, disclosure in a public filing, or other public disclosure of, or reference to, this Agreement, the Merger or the Partnership is required by law, the Bank shall first notify the Partnership of the potential disclosure, afford the Partnership a reasonable opportunity to review and comment on the proposed disclosure, and obtain the Partnership's approval of such disclosure, which approval shall not be withheld or delayed in any manner that is unreasonable under the circumstances.

     9.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or by electronic facsimile transmission (with confirmation) or on the next business day after dispatch by an overnight courier of national reputation to the respective Parties as follows:

      If to the Partnership or Merger Bank, to it or them at:

      Dartmouth Capital Group, L.P.
      129 Shore Road
      Gilford, NH  03246
      Attention: Robert P. Keller

      with a copy to:

      Robert P. Keller
      c/o SDN Bancorp, Inc.
      135 Saxony Road
      Encinitas, CA  92023-0926
      fax:  (619) 436-2882

      Nutter, McClennen & Fish
      One International Place
      Boston, Massachusetts  02110-2699
      Attention:        Michael K. Krebs, Esquire
                Hugh A. O'Reilly, Esquire
      fax:  (617) 973-9748


      If to the Bank, to it at:

      Liberty National Bank
      One Pacific Plaza
      7777 Center Avenue
      Huntington Beach, CA 92647
      Attention: Philip S. Inglee, President & CEO
      fax:  714-891-8884

      with a copy to:

      S. Alan Rosen, Esq.
      Horgan, Rosen, Beckham & Coren
      21700 Oxnard Street, Suite 1400
      Warner Center, CA 91365
      fax:  (818) 340-6190


or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     9.4 Entire Agreement. This Agreement constitutes the entire agreement among the Parties and, excepting only the confidentiality provisions of Paragraph 4(a) and Appendix C of the Letter of Intent, supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, among the Parties with respect to the subject matter hereof.

     9.5 Alternative Structure. Notwithstanding anything to the contrary contained herein, subject to the final sentence of this Section 9.5, the Partnership may, at its sole option, elect to merge the Bank with and into Merger Bank such that Merger Bank is the Resultant Bank, on the same terms and conditions contained herein (except for such conversion); provided, however, that the Partnership may not make such an election if it would result in the failure of one of the conditions set forth in Section 6.1 or 6.3. In the event that the Partnership makes an election pursuant to this Section 9.5, the Bank shall take all actions reasonably requested by the Partnership, including without limitation (a) obtaining any requisite corporate or stockholder approvals and (b) amending this Agreement to the extent necessary to effectuate such election; provided, however, that if the Partnership makes such election after the Bank's shareholders have approved this agreement, the Bank shall not have any further obligation to seek further shareholder approval unless the Partnership first agrees to reimburse the Bank for any expenses incurred in connection therewith.

     9.6 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except those covenants and agreements that by their express terms apply in whole or in part to periods after the Effective Time.

     9.7 Benefits; Binding Effect; Assignment and Designation. This Agreement shall be for the benefit of and binding upon the Parties, their respective successors and, where applicable, assigns. No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Party; provided, however, that (a) the Partnership shall designate the entity that shall be the Merger Bank, and (b) the Partnership may assign its rights hereunder to any entity (including SDN Bancorp) controlled as of the time of assignment by the Partnership. Notwithstanding such designation of Merger Bank by the Partnership or any other assignment or delegation of any Party's rights, interests or obligations, each Party shall nonetheless remain responsible for the performance of all of its obligations provided hereunder.

     9.8 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly so provided.

     9.9 No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

     9.10 Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, Sections or Articles contained in this Agreement shall not affect the enforceability of the remaining portions of the Agreement or any part hereof, all of which are inserted conditionally on their being valid in law and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections, had not been inserted; provided, however, that if any provision is declared to be unenforceable because it is determined to be overbroad, then, to the extent possible, such provision shall be modified to the minimum extent necessary to render such provision enforceable.

     9.11 Counterparts. This Agreement may be executed in any number of counterparts and by the several Parties in separate counterparts, each of which shall be deemed to be one and the same instrument.

     9.12 Remedies Cumulative. Except where a remedy is expressly stated to be exclusive (including, where applicable, the Expense reimbursement provided under Section 8.2, the Termination Fee provided under Section 8.3 and the liquidated damages provided under Section 8.4), no remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

     9.13 Applicable Law; Consent to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE UNITED STATES AND THE INTERNAL LAW OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF) AND ALL QUESTIONS CONCERNING THE VALIDITY AND CONSTRUCTION THEREOF SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF SAID STATE. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS SITTING IN THE STATE OF CALIFORNIA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY'S SUCCESSORS AND PERMITTED ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

     9.14 Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT, THE RELATED DOCUMENTS OR THE RELATIONSHIP ESTABLISHED HEREUNDER.


             [The rest of this page is intentionally left blank.]
IN WITNESS WHEREOF, the Parties have each executed and delivered this Agreement as of the day and year first above written.

                                    DARTMOUTH CAPITAL GROUP, L.P.

                                    By: DARTMOUTH CAPITAL GROUP, INC.
                                        Its General Partner
ATTEST:

Michael K. Krebs /s/                By: Robert P. Keller /s/
--------------------------              --------------------------
Michael K. Krebs, Secretary             Robert P. Keller, President



                                    SDN BANCORP, INC.
ATTEST:


Michael K. Krebs                    By: Robert P. Keller /s/
---------------------------             --------------------------
Michael K. Krebs, Secretary             Robert P. Keller, President




                                    LIBERTY NATIONAL BANK



                                    By: Richard M. Wilbur /s/
                                        --------------------------
ATTEST:                                 Richard M. Wilbur, Chairman


Marilyn Bergland /s/                By: Philip S. Inglee /s/
--------------------------              ----------------------------
Marilyn Bergland, Secretary             Philip S. Inglee, President &
                                        Chief Executive Officer


                         ACCEPTANCE AND RATIFICATION
                                BY MERGER BANK


      The undersigned ("Merger Bank") has caused this Agreement to be executed and delivered by its officers thereunto duly authorized, under seal, on ______________, 19__, and thereby ratifies, joins in and becomes a Party to this Agreement.



                                    _______________________________
                                    Name of Merger Bank



                                    By:____________________________
                                        Name:
                                        Title:


                                    By:____________________________
                                        Name:
                                        Title:


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